SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

14 June, 2006

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 14 June, 2006	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

                                                            PROTHERICS PLC

                                                 NOTIFICATION OF DIRECTORS' INTERESTS

14 June 2006: Protherics PLC ("Protherics" or the "Company"), the international biopharmaceutical company focused on critical care and oncology, announces the grant, under the Protherics PLC Long Term Incentive Plan, of the following options over 2p ordinary shares in the Company, on 12 June 2006:

                Name                                  Number of Options
                                                      granted
                Andrew J Heath                        186,507
                Barry M Riley                         102,128
                James C Christie                      101,547

The options are exercisable between the third and tenth anniversary of the date of grant at a price of 2p per share, subject to the achievement of performance conditions.

Following the above grant of options, the directors hold options over the following number of shares:

                Andrew J Heath                        3,406,596
                Barry M Riley                         1,389,860
                James C Christie                      1,135,054

The current issued ordinary share capital of the Company is 260,295,464 shares.

                                                                 ENDS

For further information contact:

Protherics PLC                                    +44 (0) 20 7246 9950
Julie Vickers, Company Secretary                  +44 (0) 1928 518010
Nick Staples, Corporate Affairs                   +44 (0) 7919 480510 (mobile)

Financial Dynamics                                +44 (0) 20 7831 3113
Ben Atwell/David Yates